Exhibit 99.1

Mesoblast Limited

ABN 68 109 431 870

and Controlled Entities (Mesoblast Group)

HALF-YEAR INFORMATION

FOR THE SIX MONTHS ENDED DECEMBER 31, 2020

PROVIDED TO THE ASX UNDER LISTING RULE 4.2A

This half-year financial report is to be read in conjunction with the financial report for the period ended June 30, 2020.

Rule 4.2A.3

Appendix 4D

Half-Year Report for the six months to December 31, 2020

Name of entity
MESOBLAST LIMITED ABN 68 109 431 870

1.	Reporting period

Report for the half-year ended	December 31, 2020
Previous corresponding period is the financial year ended and half-year ended	June 30, 2020 December 31, 2019

2.	Results for announcement to the market

	Up/down	% change		Amount reported for the half-year ended December 31, 2020 (USD’000)
Revenues from ordinary activities (item 2.1)	Down	82%	to	3,546

Loss from ordinary activities after tax attributable to members (item 2.2)	Up *	67%	to	50,236

Net loss for the period attributable to members (item 2.3)	Up*	67%	to	50,236
*increase in loss

There are no dividends being proposed or declared for the period (item 2.4 and 2.5)

Commentary related to the above results

Please refer to the Directors’ Report (please see the section titled Management’s Discussion and Analysis of Financial Condition and Results of Operations) within the Form 6-K for the three and six months ended December 31, 2020.

3.Net tangible assets per security (item 3)

	December 31, 2020	December 31, 2019
Net tangible (liability) backing per ordinary security (in USD cents)	(7.09) cents	(6.49) cents

A large proportion of the Company’s assets are intangible in nature, consisting of intellectual property, goodwill and right-of-use assets.  Our Intellectual property and goodwill relate to the acquisition of both Mesoblast, Inc and the culture-expanded Mesenchymal Stem Cell technology. These assets and the associated provision for contingent consideration are excluded from the calculation of net tangible assets per security. As at December 31, 2019, the deferred tax liability has been excluded from the calculation to the extent it relates to future tax obligations as a result of the intellectual property assets deriving revenue at some point in the future. This deferred tax liability has arisen as a direct result of the intellectual property being acquired. As at December 31, 2020, the value of deferred tax liabilities was $Nil.

4.Half-Year Financial Statements and Directors’ Report

The financial information provided in the Appendix 4D should be read in conjunction with the Report on Form 6-K (incorporating the Half-Year Report) for the three and six months ended December 31, 2020 which has been prepared in accordance with Australian Accounting Standards.

Directors’ Report - please refer to the section titled Management’s Discussion and Analysis of Financial Condition and Results of Operations within the Form 6-K.

Half-Year Financial Statement – please refer to the Financial Statements within the Form 6-K.

5.Independent review of the financial report (item 9)

The financial report has been independently reviewed. The financial report is not subject to a qualified independent review statement.  The independent audit review report includes the following statement:

We draw attention to Note 1(i) in the half-year financial report, which indicates that the Group incurred net cash outflows from operations of $60.1 million for the six months ended 31 December 2020 and further cash inflows will be required to meet forecast expenditure and to comply with minimum unrestricted cash balance requirements as required under its loan agreements over the next twelve months. The ability of the Group to continue as a going concern and realise its assets and discharge its liabilities in the normal course of business are dependent on cash inflows from successfully completing the private placement, as well as from existing strategic and financing partnerships which are subject to the Group meeting future milestones and other performance conditions. These conditions, along with other matters set forth in Note 1(i), indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Our conclusion is not modified in respect of this matter.

The independent audit review report is attached to the Financial Statements within the Form 6-K.